Filed by Cornerstone Realty Income Trust, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Cornerstone Realty Income Trust, Inc.

Commission File No. 1-12875

YOUR VOTE AT THIS SPECIAL MEETING OF SHAREHOLDERS

IS ESSENTIAL !

March 4, 2005

Dear Fellow Shareholder:

Our records indicate that you have not yet voted your shares for the very important 2005 special meeting of shareholders to be held on April 1, 2005 for voting on the proposed merger of Cornerstone with Colonial Properties Trust.

Whether or not you plan to attend the meeting, we encourage you to cast your vote using the enclosed proxy as soon as possible.

The Cornerstone Board has unanimously approved the merger and recommends that Cornerstone shareholders vote FOR approval of the merger proposal.

Prior to making its recommendation, your Board deliberated thoughtfully on the merger proposal and why it would be in the best interests of all Cornerstone shareholders. Some of the key factors that influenced the recommendation for the merger include the Cornerstone Board’s belief that:

•	The merger would allow Cornerstone shareholders to participate in a stronger combined company with the opportunity to leverage both companies’ solid southern market presence.

•	The combined company provides greater dividend safety and growth potential to shareholders than Cornerstone on a stand-alone basis as:

•	Meaningful uncertainties exist as to the extent of Cornerstone’s ability, as an independent company, to maintain its current dividend rate; and

•	Colonial has enjoyed better dividend coverage in recent years than Cornerstone and has increased its dividend for 11 consecutive years.

•	The combined company will have a more diverse portfolio with retail and office properties, creating asset class and cash flow diversification beyond the multifamily sector.

•	The merger will result in improved liquidity, research analyst coverage and institutional investor attention as a result of the increased total equity capitalization of the combined company, the number of equity research analysts covering Colonial and Colonial’s level of institutional ownership.

YOUR VOTE IS IMPORTANT!

Because approval of the merger requires the affirmative vote of the holders of more than two-thirds of the outstanding Cornerstone common shares, your vote is crucial, no matter how few or how many shares you may own.

Your failure to vote will have the same result as a vote against the merger, so we urge all shareholders to take a moment now to vote their proxy in favor of the merger proposal.

PLEASE VOTE TODAY!

For your convenience we have enclosed a duplicate proxy form. We have also made arrangements to allow you to vote via telephone or internet by following the instructions listed on the proxy form. We hope that we can count on your support for the proposed merger. If you have any questions, or need assistance in voting your shares, we encourage you to call our proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885.

Thank you for your continued support.

Sincerely,

/s/ Glade M. Knight
Glade M. Knight
Chairman and Chief Executive Officer

Additional Information about the Merger and Where to Find It

On October 25, 2004, an Agreement and Plan of Merger was entered into among Colonial Properties Trust (“Colonial Properties”), CLNL Acquisition Sub LLC and Cornerstone Realty Income Trust, Inc. (the “Company”) under which the Company will merge with and into CLNL Acquisition Sub LLC (the “Merger”).

The Company and Colonial Properties filed definitive materials with the Securities and Exchange Commission on February 15, 2005, including a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND COLONIAL PROPERTIES ARE URGED TO READ THE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, COLONIAL PROPERTIES AND THE MERGER. The definitive joint proxy statement/prospectus filed on February 15, 2005 and other relevant materials (when they become available), and any other documents filed by the Company and Colonial Properties with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Colonial Properties by directing a written request to Colonial Properties Trust, 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203, Attention: Investor Relations, and free copies of the documents filed with the SEC by the Company by directing a written request to Cornerstone Realty Income Trust, Inc., 306 East Main Street, Richmond, Virginia 23219, Attention: Investor Relations. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

The Company, Colonial Properties and their respective executive officers, trustees and directors may be deemed to be participants in the solicitation of proxies from the security holders of the Company and Colonial Properties in connection with the Merger. Information about the executive officers and directors of the Company and their ownership of Company common shares is set forth in the proxy statement forth in the Company’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on April 8, 2004. Information about the executive officers and trustees of Colonial Properties and their ownership of Colonial Properties common stock and limited partnership units in Colonial Realty Limited Partnership is set forth in the proxy statement for Colonial Properties’ 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 22, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of the Company, Colonial Properties and their respective executive officers, trustees and directors in the merger by reading the proxy statement and prospectus regarding the Merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.